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                                                 Commission File Number: 0-10849
                                     Subject Company: Southside Bancshares Corp.

                                 Filed by Southside Bancshares Corp. pursuant to
                                      Rule 425 under the Securities Act of 1933,
                            as amended, and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934.

            Following is the text of a joint press release issued by Southside Bancshares Corp. and Allegiant Bancorp, Inc. on Tuesday, May 1, 2001:

FOR IMMEDIATE RELEASE
May 1, 2001

ALLEGIANT AND SOUTHSIDE AGREE TO MERGER

ST. LOUIS, May 1, 2001 - Allegiant Bancorp, Inc. (Nasdaq: ALLE - "Allegiant") and Southside Bancshares Corp. (Nasdaq: SBCO - "Southside") said today they have signed a definitive agreement for the merger of Allegiant and Southside.

Allegiant and Southside are both headquartered in St. Louis, Missouri. Allegiant has 23 banking offices in the St. Louis, Missouri Metropolitan area and Southside has 16 locations. The merger, which is subject to shareholder and regulatory approval, is expected to close in the fourth quarter of this year. Under the terms of the agreement, Southside shareholders will receive 50% of the merger consideration in the form of cash at $14 per share and 50% in the form of
1.39 shares of Allegiant for each share of Southside stock. Each Southside shareholder will be entitled to elect the form of consideration to be received, subject to pro ration of the oversubscribed pool of consideration.

The combined company will be the fifth largest banking institution headquartered in the State of Missouri and will be one of only two publicly owned banks headquartered in St. Louis with assets exceeding $1 billion. Allegiant reported total assets of $1.14 billion at March 31, 2001 representing a 46% increase from one year earlier. Southside reported assets of $737 million at December 31, 2000. Following the merger, Allegiant Bank will have combined assets exceeding $1.9 billion, $1.3 billion in loans and over $1.4 billion in deposits. Total equity and reserves of Allegiant will be in excess of $160 million.

"The combination of Allegiant and Southside will form one of the premier community banking franchises in the Midwest. The St. Louis market has been greatly affected by the recent consolidation among financial institutions and Allegiant and Southside have both been successful in increasing market share by focusing on personal service. We share the same philosophy of being responsive to our customers and being active in the St. Louis community," said Shaun Hayes, President and CEO of Allegiant.

Mr. Hayes continued, "We feel that Southside has excellent branches in locations that will be a tremendous complement to Allegiant's branches. One of our locations will be within 20 minutes of almost anywhere in the St. Louis Missouri metropolitan area. We will have more than three times the number of branches of any other publicly owned bank headquartered in St. Louis. Our locations will be convenient to our customers and will efficiently service our expanded base of core deposits."

Thomas M. Teschner, President and CEO of Southside said "Southside Bancshares Corp. has a reputation as one of the finest independent financial institutions in the St. Louis banking industry. South Side National Bank's history can be traced back to 1899. The Board of Directors of Southside decided to merge with Allegiant, because they believe that together we will be better able to compete against the large out-of-state banks. Both of our companies understand how important personal banking service is to our customers. We will continue to offer a full range of products and services including mortgage banking, private banking, brokerage services, insurance products, trust services, on-line banking and cash management products, in addition to traditional retail and commercial loan and deposit products."


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"Both of our companies have a strong retail banking focus and solid commercial banking operations which makes this combination a natural fit. We believe that the St. Louis community will strongly support a local bank with local ownership. Our customers want to be able to sit down and talk with banking personnel that live and work in their community and will take the time to understand their financial needs. Both of our companies have always believed that local managers and local owners make a large difference for our bank and our community. It was very important to us to select a partner that shares our strong commitment to the St. Louis community. We feel that the real winners from the combination of our banks are our shareholders and the communities we serve," added Teschner.

Both companies have strong asset quality, with nonperforming assets below other financial institutions in their peer groups. The combined entity ultimately will also benefit from significant economies of scale by combining two excellent trust operations, as well as the data processing, bookkeeping and operation areas. Allegiant will also benefit from shared marketing and business development efforts. The combined company will be able to reach more customers and will be more visible in the St. Louis community. When closed, the transaction is expected to be accretive to both Allegiant's book value and earnings per share.

This news release contains forward-looking statements about Allegiant and Southside and their proposed merger. These statements include descriptions of
(a) the anticipated closing date of the transaction and (b) plans and objectives of Allegiant's management for future operations, products and services of Southside following the transaction. Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors--many of which are beyond Allegiant's and Southside's control--could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Allegiant's reports filed with the SEC, including Allegiant's Form 10-K for the year ended December 31, 2000, describe some of these factors, including certain credit, market, operational, liquidity and interest rate risks associated with Allegiant's business and operations. Other factors described in these reports include changes in business and economic conditions, competition, fiscal and monetary policies.

Allegiant and Southside undertake no obligation to update forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial condition or business over time. This news release may be deemed to be solicitation material in respect of the proposed acquisition of Southside by Allegiant. Southside and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Allegiant and Southside are encouraged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free, both on the SEC's web site (www.sec.gov) and from Southside's and Allegiant's respective corporate secretaries.